UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

TABLE OF CONTENTS

1.             Eagleford Energy Corp. Unaudited Interim Condensed Consolidated Financial Statements for the Three Months Ended November 30, 2015 as filed on Sedar on January 28, 2016.

2.             Eagleford Energy Corp. Management’s Discussion and Analysis for the Three Months Ended November 30, 2015 as filed on Sedar on January 28, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 1, 2016	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim consolidated financial statements of Eagleford Energy Corp. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company's independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	November 30, 2015	August 31, 2015

Assets
Current assets
Cash	$13,583	$32,192
Trade and other receivables	38,150	51,323
Marketable securities (Note 6)	1	9,600
Total current assets	51,734	93,115

Total Assets	$51,734	$93,115

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities
Trade and other payables	$675,345	$1,630,809
Shareholders' loans (Note 8 and 9)	10,000	339,588
Loans payable (Note 9)	198,329	1,063,105
Provisions (Note 11)	11,563	11,563
Derivative liabilities (Note 10)	-	281,210
Total current liabilities	895,237	3,326,275

Shareholders' equity (deficiency)
Share capital (Note 12 a)	20,962,230	9,997,792
Share purchase warrants (Note 12 b)	4,140,170	801,079
Share purchase options (Note 12 d)	272,553	272,553
Contributed surplus (Note 12 e)	4,110,315	3,829,105
Available-for-sale reserve	-	(110,525)
Accumulated deficit	(30,328,771)	(18,023,164)
Total shareholders' equity (deficiency)	(843,503)	(3,233,160)

Total Liabilities and Shareholders' Equity (Deficiency)	$51,734	$93,115
Going Concern (Note 1)
Related Party Transactions and Balances (Note 8)
Discontinued Operations and Dissolution of Subsidiary (Note 16)
Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

1

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Three Months Ended November 30,
(Expressed in Canadian Dollars)
Unaudited	2015	2014

Revenue
Natural gas sales, net of royalties	$8,963	$13,565

Expenses
Operating costs	3,527	3,680
General and administrative	63,575	88,549
Interest	7,618	96,022
Loss on foreign exchange	18,738	81,452
Loss on settlement of debt (Note 8, 9 and 12 b)	12,991,076	-
Impairment loss on marketable securities	120,124	-
Gain on derecognition of financial liabilities (16 b)	(893,990)
Loss on derivative liabilities (Note 10)	-	263,551
Accretion of convertible secured note (Note 9)	-	43,947
Stock based compensation (Note 12 d)	-	84,520
Stock based compensation-non employees (Note 13 d)	-	28,173
	12,310,668	689,894

Net loss from continuing operations	(12,301,705)	(676,329)
Net loss from discontinued operations net of tax (Note 16 a)	(3,902)	(276)
Net loss	(12,305,607)	(676,605)

Other comprehensive income
Item re-classified to statement of operations
Impairment loss on marketable securities (Note 6)	110,525	-
Foreign currency translation
Discontinued operations	-	213,686
Total other comprehensive income	110,525	213,686

Net loss and comprehensive loss	$(12,195,082)	$(462,919)

Loss per share, basic and diluted
Continuing operations	$(0.191)	$(0.024)
Discontinued operations	$(0.000)	$(0.000)
Total loss per share, basic and diluted	$(0.191)	$(0.024)

Weighted average shares outstanding, basic and diluted	64,537,159	27,671,451

The accompanying notes are an integral part of these consolidated financial statements

2

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

(Expressed in Canadian Dollars)

Unaudited

						FOREIGN
						CURRENCY			TOTAL
	SHARE		SHARE	SHARE	CONTRI-	TRANS-			SHARE-
	CAPITAL	SHARE	PURCHASE	PURCHASE	BUTED	LATION	AVAILABLE	ACCUMULATED	HOLDERS'
	Number of	CAPITAL	WARRANTS	OPTIONS	SURPLUS	RESERVE	FOR SALE	DEFICIT	DEFICIENCY
	Shares*	$	$	$	$	$	$	$	$
Balance, August 31, 2014	27,671,541	9,072,181	1,970,968	170,972	1,389,898	4,692	-	(15,328,146)	(2,719,435)
Stock options expired	-	-	-	(11,112)	11,112	-	-	-	-
Stock based compensation	-	-	-	112,693	-	-	-	-	112,693
Foreign currency translation -discontinued operations	-	-	-	-	-	213,686	-	-	213,686
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(676,329)	(676,329)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	(276)	(276)
Balance, November 30, 2014	27,671,541	9,072,181	1,970,968	272,553	1,401,010	218,378	-	(16,004,751)	(3,069,661)
Warrants expired	-	-	(1,169,889)	-	1,169,889	-	-	-	-
Derivative warrants expired	-	-	-	-	1,258,206	-	-	-	1,258,206
Shares to be issued as debt extinguishment*	10,000,000	925,611	-	-	-	-	-		925,611
Unrealized loss on marketable securities	-	-	-	-	-	-	(110,525)	-	(110,525)
Foreign currency translation -discontinued operations	-	-	-	-	-	(218,378)	-	-	(218,378)
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	2,743,772	2,743,772
Net loss for the period, discontinued operations	-	-	-	-	-	-	-	(4,762,185)	(4,762,185)
Balance, August 31, 2015	37,671,541	9,997,792	801,079	272,553	3,829,105	-	(110,525)	(18,023,164)	(3,233,160)
Item re-classified to statements of operations -loss on marketable securities	-	-	-	-	-	-	110,525	-	110,525
Derivative warrants expired	-	-	-	-	281,210	-	-	-	281,210
Shares to be issued as debt extinguishment*	95,431,100	6,371,457	-	-	-	-	-	-	6,371,457
Shares to be issued as private placement*	5,000,000	50,000	-	-	-	-	-	-	50,000
Shares to be issued as anti-dilution provision*	103,299,838	4,542,981	3,339,091	-	-	-	-	-	7,882,072
Net loss for the period, continuing operations	-	-	-	-	-	-	-	(12,301,705)	(12,301,705)
Net loss for the year, discontinued operations	-	-	-	-	-	-	-	(3,902)	(3,902)
Balance, August 31, 2015	241,402,479	20,962,230	4,140,170	272,553	4,110,315	-	-	(30,328,771)	(843,503)

*Issued subsequent to November 30, 2015

The accompanying notes are an integral part of these consolidated financial statements

3

Interim Condensed Consolidated Statements of Cash Flows
For the three months ended November 30,
(Expressed in Canadian Dollars)
Unaudited	2015	2014

Cash provided by (used in)
Operating activities
Net loss	$(12,305,607)	$(676,605)
Items not involving cash:
Loss on settlement of debt (Note 8, 9 and 12 b)	12,991,076	-
Impairment loss on marketable securities (Note 6)	120,124	-
Gain on derecognition of financial liability (Note 16 b)	(893,990)	-
Depletion and accretion	-	237
Loss on derivative liabilities (Note 10)	-	263,551
Accretion of secured note (Note 9)	-	43,947
Decomissioning obligation expenditure	-	(352)
Stock based compensation (Note 12 d)	-	112,693
Net changes in non-cash working capital (Note 13)	18,457	148,584
Net cash used in operating activites	(69,940)	(107,945)

Investing activities
Additions to exploration and evaluation assets, net	-	(173,104)
Net cash used in investing activities	-	(173,104)

Financing activities
Private placement of shares, net of share issue costs	50,000	-
Loans payable, net	1,331	137,901
Shareholders' loans, net	-	59,011
Net cash provided by financing activities	51,331	196,912

Decrease in cash for the period	(18,609)	(84,137)
Effect of exchange rate changes on cash	-	(8,961)
Cash, beginning of period	32,192	103,215
Cash, end of period	$13,583	$10,117

Supplemental Cash Flow Information and Non Cash Transactions (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

4

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2015 and 2014
(Expressed In Canadian Dollars) (Unaudited)

1.	Nature of Business and Going Concern

Eagleford Energy Corp. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of development and production of petroleum and natural gas properties located in Alberta, Canada. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The Company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of seeking additional opportunities and ventures of merit and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of further development opportunities.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $843,503 (August 31, 2015: $3,233,160) and an accumulated deficit of $30,328,771 (August 31, 2015: $18,023,164). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the Consolidated Financial Statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

2.	Basis of Preparation

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC. These unaudited interim condensed consolidated financial statements of the Company were approved by the Board of Directors on January 28, 2016.

Basis of Preparation

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited interim condensed consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended August 31, 2015. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2015 could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

5

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2015 and 2014
(Expressed In Canadian Dollars) (Unaudited)

The unaudited interim condensed consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta Ltd. (“1354166 Alberta”) a company operating in the province of Alberta. The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., (“Zavala Inc.”) a Nevada company, and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) a Texas company were disposed of effective August 31, 2015 and Dyami Energy LLC (“Dyami Energy”) was dissolved effective April 3, 2014.

3.	Significant Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2015. These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements as at and for the year ended August 31, 2015.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018. The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

November 30, 2015	$ Canada	$ United States	$ Total
Net revenue, continuing operations	8,963	-	$8,963
Net loss, continuing operations	(12,301,705)		(12,301,705)
Net loss, discontinued operations	-	(3,902)	(3,902)
Net loss	(12,301,705)	(3,902)	(12,305,607)

November 30, 2014	Canada	United States	Total
Net revenue, continuing operations	13,565	-	13,565
Net loss, continuing operations	(676,329)	-	(676,329)
Net loss, discontinued operations	-	(276)	(276)
Net loss	(676,329)	(276)	(676,605)

6

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2015 and 2014
(Expressed In Canadian Dollars) (Unaudited)

As at November 30, 2015	$ Canada	$ United States	$ Total
Total Assets	51,734	-	51,734
Total Liabilities	895,237	-	895,237

As at August 31, 2015	Canada	United States	Total
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

6.	Marketable Securities

As at November 30, 2015, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the three months ended November 30, 2015, the Company re-classified the loss of $110,525 to the statement of operations together with a further impairment of $9,599.

Market value on acquisition	$120,125
Change in fair value	(110,525)
Market value, August 31, 2015	$9,600
Impairment	(9,599)
Market value, November 30, 2015	$1

7.	Exploration and Evaluation Assets

Cost
Balance August 31, 2014	$5,036,592
Additions, net	109,874
Change in decommissioning obligation estimates	(11,253)
Impairment of Matthews Lease (Note 16 a)	(4,490,045)
Deconsolidation of Zavala Inc. (Note 16 a)	(1,212,996)
Foreign exchange	567,828
Balance August 31, 2015 and November 30, 2015	$-

The Company’s exploration and evaluation assets were located in Texas, USA. On July 2, 2015, the 2629 acre Matthews Lease transitioned into its production unit phase and a total of 340 acres were held as production units. Accordingly, the Company wrote the lease down to fair value of $1,212,996 and recorded an impairment of exploration and evaluation assets at August 31, 2015 of $4,490,045. Effective August 31, 2015, the Company deconsolidated Zavala Inc. upon the assignment of Zavala Inc.’s common shares as partial satisfaction of the secured note extinguishment (Note 9 and16 a).

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	November 30, 2015	August 31, 2015
Short term employee benefits (1)	$15,000	$150,000
Directors stock based compensation (2)	-	84,520
	$15,000	$234,520

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2015	August 31, 2015
Short term employee benefits (1)	$140,000	$125,000
	$140,000	$125,000

7

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2015 and 2014
(Expressed In Canadian Dollars) (Unaudited)

(1)	During the year ended August 31, 2015, the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees. For the period ended November 30, 2015, the Company accrued management fees for the President of the Company at a rate of $5,000 per month.

(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019 (Note 12 d).

As at November 30, 2015, the amount of directors’ fees included in trade and other payables was $21,600 (August 31, 2015: $21,600).

As at November 30, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2015: $10,000). For the period ended November 30, 2015, the Company recorded interest on a promissory note to the President of $249 (August 31, 2015: $838). As at November 30, 2015, included in trade and other payables is outstanding interest of $112,116 (August 31, 2015: $111,009). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective November 18, 2015, the Company issued to the President 11,400,000 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements (Note 9).

As at November 30, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $339,588 (US$249,250). For the period ended November 30, 2015, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at November 30, 2015, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 27,424,300 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was allocated to common shares in the amount of $1,830,983 and $1,468,190 was recorded as loss on settlement of debt in the statement of operations. The President of the Company is a major shareholder, officer and a director of Core.

9.	Secured Note Payable, Shareholders’ Loans and Notes Payable

Secured Note Payable

As at August 31, 2014, the Company has a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

In accordance with the terms of the Note and the General Security Agreement (the “Loan Agreements”) the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc., prior and superior to the rights of all third parties existing on or arising after the date of such Loan Agreements, subject to the Permitted Liens.

At August 31, 2015, the Company was unable to pay the Note in the amount CDN$1,608,149 plus interest of CDN$154,179, totaling CDN$1,762,328, which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark, having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015, with the following terms:

1.	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
2.	Issuance of 10,000,000 shares of common stock of the Company.

As a result the Company’s extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 (Note 16 a).

8

Notes to Interim Condensed Consolidated Financial Statements
For the Three Months Ended November 30, 2015 and 2014
(Expressed In Canadian Dollars) (Unaudited)

The following table presents the effect of the extinguishment of the Note on the consolidated financial statements of the Company:

August 31, 2015
Secured note payable	$1,608,149
Interest payable	154,179
Net assets and liabilities of Zavala Inc. (Note 16 a)	(836,717)
Common shares (Note 12 a)	(925,611)
$-

Shareholder Loans

As at November 30, 2015, the Company had shareholders’ loans payable of $10,000 (August 31, 2015: $339,588). For the period ended November 30, 2015, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at November 30, 2015, included in trade and other payables, is interest on shareholders’ loans of $54,147 (August 31, 2015: $86,848) (Note 8).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.08 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

Effective November 18, 2015, the Company issued a total of 103,299,838 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $7,882,072 was allocated to the common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion are as follows:

November 18, 2015
Market value on valuation date	$0.112
Contractual exercise rate	$0.10
Term (years)	1.79 Years
Expected market volatility	209.66%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at November 30, 2015, the Company had loans payable of $198,329 (August 31, 2015: $1,063,105). For the period ended November 30, 2015, the Company recorded interest on the loans payable of $4,945. As at November 30, 2015, included in trade and other payables, is interest of $20,673 (August 31, 2015: $15,619). The loans are payable on demand and bear interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 68,006,800 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares in the amount of $4,540,474 and $3,640,814 was recorded as loss on settlement of debt in the statement of operations.

10.	Derivative Liabilities

At November 30, 2015, the Company recorded a net gain on derivative liabilities of $Nil (August 31, 2015: $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700).

Derivative Warrant Liabilities

The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a financial liability and the fair value movement during the period was recognized in the profit or loss.

9

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2014	743,838	1,325,307	3.74
Warrants expired	(613,350)	(1,258,206)	(4.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	130,488	281,210	4.66
Warrants expired	(130,488)	(281,210)	(4.66)
As at November 30, 2015	-	-	-

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 91,250 and 14,600 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 250,000 and 40,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

On September 25, 2015, 112,490 and 17,998 warrants expired exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

As at November 30, 2015, the Company had no derivative warrant liabilities outstanding. The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2015:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
112,490	5.00	September 25, 2015	0.07	220,640
17,998	2.50	September 25, 2015	0.07	60,570
130,488			0.07	281,210

Derivative Unit Liabilities

As at November 30, 2015 and August 31, 2015, the Company had no derivative unit liabilities.

11.	Provisions

Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015 and November 30, 2015	$11,563

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $11,563 as at November 30, 2015 (August 31, 2015: $11,563) based on an undiscounted total future liability of $11,563. These payments are expected to be incurred during 2016.

10

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

12.	Share Capital and Reserves

a	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number	Amount $
Balance August 31, 2014	27,671,541	9,072,181
Common shares issuable upon the settlement of secured convertible note* (Note 12 b (b) and Note 9)	10,000,000	925,611
Balance August 31, 2015	37,671,541	9,997,792
Common shares to be issued as debt extinguishment* (Note 12 b (c))	95,431,100	6,371,457
Common shares to be issued as private placement*(Note 12 b (d))	5,000,000	50,000
Common Shares to be issued as anti-dilution provision* (Note 12 b (e))	103,299,838	4,542,981
Balance November 30, 2015	241,079,479	20,962,230

*Common shares issued subsequent to November 30, 2015

b	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	November 30, 2015		August 31, 2015
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	7,378,560	$0.10	9,293,560	$0.18

Warrants expired (Note 12 b (a)			(1,915,000)	$0.50
Warrants to be issued (Note 12 (e))*	51,649,919	$0.10
Balance, end of period	59,028,479	$0.10	7,378,560	$0.10

*Warrants issued subsequent to November 30, 2015

(a)      On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)      Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 10,000,000 shares of common stock of the Company with a fair value of $925,611 (Note 9).

(c)      Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations (Note 9).

(d)          Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 5,000,000 common shares in the capital of the Company at a purchase price of $0.01 per share.

11

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

(e)          Effective November 18, 2015, the Company issued 103,299,838 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the Units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations (Note 9).

The following table summarizes the outstanding warrants as at November 30, 2015 and August 31, 2015, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
59,028,479	$0.10	August 30, 2017	1.75	4,140,170

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.00	801,079

c	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	November 30 2015	August 31, 2015
Weighted Average Shares Outstanding, basic	64,537,159	27,698,938
Weighted Average Shares Outstanding, diluted	64,537,159	37,555,135

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2014	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	(1.64)
Balance, August 31, 2015 and November 30, 2015	1,100,000	$0.25

The following table is a summary of the Company's stock options outstanding and exercisable as at November 30, 2015 and August 31, 2015, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.25	100,000	$1.60
$0.12	1,000,000	$0.12	3.95	1,000,000	$0.12
	1,100,000	$0.25	3.71	1,100,000	$0.25

12

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.50	100,000	$1.60
$0.12	1,000,000	$0.12	4.20	1,000,000	$0.12
	1,100,000	$0.25	3.95	1,100,000	$0.25

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

November 12, 2014
Weighted average fair value per option	$0.11
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

e	Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount $
Balance, August 31, 2014	1,389,898
Stock options expired (Note 12 d)	11,112
Warrants expired (Note 12 b)	1,169,889
Derivative warrants expired (Note 10)	1,258,206
Balance, August 31, 2015	3,829,105
Derivative warrants expired (Note 10)	281,210
Balance, November 30, 2015	4,110,315

13.	Supplemental Cash Flow Information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

Non-cash transactions	November 30, 2015 ($)	November 30, 2014 ($)
Derivative warrants expired	(281,2110)	(709,299)
Units to be issued as anti-dilution provision	7,882,072	-
Shares to be issued to settle debt	6,371,457	-
Stock options expired		(11,112)

The following table summarizes the changes in non-cash working capital for the periods set out:

Changes in non-cash working capital	November 30, 2015 ($)	November 30, 2014 ($)
Trade and other receivables	13,173	78,870
Trade and other payables	5,284	58,972
Deferred revenue	-	10,742
Net change	18,457	148,584

13

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

14.	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable, shareholders’ loans and loans payable	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	November 30, 2015 ($)	August 31, 2015 ($)
Cash	13,583	32,192
Trade and other receivables	38,150	51,323
Balance	51,733	83,515

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets have had an impact on the Company’s ability to access capital or other viable options on terms that are acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$675,345	$675,345	-	-	-
Shareholders’ loans	10,000	10,000	-	-	-
Loans payable (1)	198,329	198,329	-	-	-
Total	$883,674	$883,674	-	-	-

(1)         Translated at current exchange rate.

14

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-

(2)         Translated at current exchange rate.

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets and the oil and gas sector. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to further deteriorate the broader credit markets and stock market declines. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and North America and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•        attempts to utilize competent, professional consultants as support to management,

•        reviewing available petrophyisical analysis of prospects,

•        focusing on a limited number of properties.

(i)          Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the periods ended November 30, 2015 and 2014 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2015		2014
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$10,099	$7,827	$15,524	$11,606
Net loss, continuing operations	$(12,300,569)	$(12,302,841)	$(674,370)	$(678,288)

15

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

(ii)         Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at November 30, 2015 and 2014:

	November 30, 2015 ($)	November 30, 2014 ($)
Cash	139	5,097
Trade and other receivables	8,109	17,516
Trade and other payables	(148,665)	(870,897)
Loans payable	(121,000)	(121,000)
Shareholders’ loans	-	(904,250)
Derivative liabilities	-	(5,072,255)
Prepaid expenses and deposits	-	30,229
Exploration and evaluation assets	-	4,773,479
Secured convertible note	-	(38,459)
Deferred revenue	-	(165,000)
Provisions	-	(33,522)
Net assets denominated in US$	(261,417)	(2,379,062)
Net asset CDN dollar equivalent at period end (1)	(348,547)	(2,718,554)

(1)         Translated at the exchange rate in effect at November 30, 2015 $1.3333 (November 30, 2014 $1.1427)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	November 30, 2015		November 30, 2014
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
10%	(46,472)	46,472	(244,201)	244,201
20%	(92,944)	92,944	(488,401)	488,401
30%	(139,415)	139,415	(732,602)	732,602
40%	(185,887)	185,887	(976,802)	976,802

(iii)        Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

(iv)        Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at November 30, 2015 and August 31, 2015 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, loans payable, shareholders’ loans and provisions.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

16

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	November 30, 2015		August 31, 2015
Financial Instrument Classification	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	13,583	13,583	32,192	32,192
Derivative liabilities	-	-	281,210	281,210
Loans and receivables:
Trade and other receivables	38,150	38,150	51,323	51,323
Other financial liabilities:
Trade and other payables	675,345	675,345	1,630,809	1,630,809
Shareholders’ loans	10,000	10,000	339,588	339,588
Loans payable	198,329	198,329	1,063,105	1,063,105
Provisions	11,563	11,563	11,563	11,563

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, loans payable, secured note payable and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at the exchange amount.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt or adjust capital spending.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at November 30, 2015 and August 31, 2015, the Company considered its capital structure to comprise of shareholders’ equity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended November 30, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

16.	Discontinued Operations and Dissolution of Subsidiary

a	Discontinued Operations of Eagleford Energy, Zavala Inc.

In accordance with the terms of a Secured Note and General Security Agreement (the “Loan Agreements”) dated August 31, 2014, the Company had granted and conveyed to Benchmark a first priority security interest in the Company and Zavala Inc. At August 31, 2015, the Company was unable to pay the Note of $1,608,149 plus interest of $154,179, totaling $1,762,328 which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note gave notice to the Company that it intended to exercise its security on the Company’s assets. In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement effective August 31, 2015 with the following terms:

17

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

(1)	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
(2)	Issue 10,000,000 shares of common stock of the Company;

As a result the extinguishment of the Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date (August 31, 2015) and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc. for the periods set out:

	Three Months Ended
	November 30,
	2015	2014
Expenses
Accretion	$-	$237
General and administrative	3,902	39
Loss from discontinued operations	(3,902)	(276)
Foreign currency translation	-	213,686
Comprehensive income (loss) from discontinued operations	$(3,902)	$213,410
Loss per share basic and diluted from discontinued operations	$(0.000)	$(0.000)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the periods set out:

	Three Months Ended
	November 30,
	2015	2014
Cash provided by (used in)
Operating activities
Net loss from discontinued operations	$(3,902)	$(276)
Accretion	-	237
Net changes in non-cash working capital
Accounts receivable	-	60,432
Accounts payable	-	(59,894)
Deferred revenue	-	10,742
Cash provided by (used in) operating activities, discontinued operations	(3,902)	11,241

Investing activities
Additions to exploration and evaluation assets, net	-	(173,104)
Cash used in investing activities, discontinued operations	-	(173,104)

Net cash used in discontinued operations	$(3,902)	$(161,863)

The following table presents the effect of the de-consolidation of Zavala Inc., on the Consolidated Statement of Financial Position of the Company at August 31, 2015:

August 31, 2015
Accounts receivable	$658
Restricted cash	33,058
Marketable securities	10,578
Exploration and evaluation assets	1,212,996
Provisions	(135,064)
Loan payable	(279,053)
Accounts payable	(6,456)
Net assets and liabilities of Zavala Inc.	$836,717

Upon disposition of Zavala Inc., the Company realized a foreign exchange translation gain of $615,881.

18

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2015 and 2014

(Expressed In Canadian Dollars) (Unaudited)

b	Dissolution of Dyami Energy LLC

As previously disclosed, the Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy Lease operations, hence the lease was considered impaired and during the year ended August 31, 2014 an impairment loss of $1,675,749 was recorded by Dyami Energy. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and, effective April 3, 2014, Dyami Energy was dissolved.

The Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and have been recorded as a gain on de-recognition of financial liabilities in the in the unaudited interim condensed consolidated statements of operations as at November 30, 2015.

17.         Subsequent Events

On August 13, 2015, the Company filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, the Company obtained a judgment against Stratex in the amount of $62,069.

The Company filed articles of amendment and effective February 1, 2016, changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares.

19

Management’s Discussion and Analysis

For the Three Months Ended

November 30, 2015

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Eagleford Energy Corp. (“Eagleford” or the “Company”) is amalgamated under the laws of the Province of Ontario. The Company's business focus consists of acquiring, exploring and developing oil and gas interests. The Company’s oil and gas interests are located in Alberta, Canada. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the Consolidated Financial Statements at $Nil. The address of the registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. Eagleford’s common shares trade on the OTC Markets (OTCQB) under the symbol EGFDF.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2015 and 2014, include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiary, 1354166 Alberta Ltd. an Alberta operating company (“1354166 Alberta”). All Intercompany balances and transactions have been eliminated on consolidation. The Company’s former subsidiaries, Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) and its wholly owned subsidiary EEZ Operating Inc. a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and accordingly Zavala Inc., was deconsolidated and presented as discontinued operations on the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss and the Unaudited Interim Condensed Consolidated Statements of Cash Flows. The Company’s former Texas wholly-owned subsidiary Dyami Energy LLC was dissolved effective April 3, 2014 and the Company’s investment in Dyami Energy was deconsolidated from the Company’s Consolidated Financial Statements and presented as an impairment of the net assets and liabilities on dissolution of subsidiary (see Note 16 to the Consolidated Financial Statements, Discontinued Operations and Dissolution of Subsidiary).

The following Management’s Discussion and Analysis of Eagleford should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2015 and notes thereto. This Management’s Discussion and Analysis is dated January 28, 2016, and has been approved by the Board of Directors of the Company.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2015, were prepared using the same accounting policies and methods of computation as those described in our Consolidated Financial Statements for the year ended August 31, 2015. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2016 could result in restatement of the unaudited condensed interim consolidated financial statements

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC.

The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with our Consolidated Financial Statements for the year ended August 31, 2015. All amounts herein are presented in Canadian dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new environmental laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

Non-IFRS Measurements – Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by IFRS including "Operating net back" are considered Non-IFRS measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures are common with the oil and gas industry and have been described and presented in this Management’s Discussion and Analysis in order to provide shareholders and potential investors with additional information regarding the company's liquidity and its ability to generate funds to finance its operations. These terms are commonly used in the oil and gas industry and are therefore presented here to provide balances comparable to other oil and gas production companies.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (1)
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day

(1)        Boe conversion ratio of 6 Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

OVERALL PERFORMANCE

Revenue, net of royalties for the three months ended November 30, 2015, decreased to $8,963 compared to $13,565 for the same three month period in 2014. Net loss continuing operations for the three months ended November 30, 2015, was $12,301,705, compared to a net loss of $676,329 for the three months ended November 30, 2014. The increase in net loss during 2015 was primarily related to an increase in loss on settlement of debt of $12,991,076 compared to $Nil in 2014. The loss on settlement of debt during 2015, was attributed to the conversion of loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company at fair value and the issuance of 103,299,838 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. During the three months ended November 30, 2015, the Company recorded an impairment of marketable securities in the amount of $120,124 compared to $Nil in 2014.

Effective November 18, 2015, the Company issued 5,000,000 common shares in the capital of the Company at a price of $0.01 per share for gross proceeds of $50,000.

Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations.

Effective November 18, 2015, the Company issued 103,299,838 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the Units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

There have been no material changes during the three months ended November 30, 2015, to the risks and uncertainties as identified in the Management Discussion and Analysis and the Annual Report on Form 20F for the year ended August 31, 2015.

3

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$675,345	$675,345	-	-	-
Shareholders’ loans	10,000	10,000	-	-	-
Loans payable (1)	198,329	198,329	-	-	-
Total	$883,674	$883,674	-	-	-
(1)	Translated at current exchange rate.

August 31, 2015	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,630,809	$1,630,809	-	-	-
Shareholders’ loans (1)	339,588	339,588	-	-	-
Loans payable (1)	1,063,105	1,063,105	-	-	-
Total	$3,033,502	$3,033,502	-	-	-
(1)	Translated at current exchange rate.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt or adjust capital spending.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions to sustain future development of the business. As at November 30, 2015 and August 31, 2015 the Company considered its capital structure to comprise of shareholders’ equity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended November 30, 2015. The Company is not subject to any externally imposed restrictions on its capital requirements.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Historical	For the Three Months Ended
Production	November 30,
	2015	2014
Natural gas – mcf/d	59	52
Historical Prices
Natural Gas - $/mcf	$2.24	$4.19
Royalties costs - $/mcf	$0.54	$1.32
Production costs - $/mcf	$0.66	$0.67
Net back - $/mcf	$1.04	$2.20
Operations
Revenue, net of royalties	$8,963	$13,565
Net loss	$(12,301,705)	$(676,329)
Loss per share, basic and diluted	$(0.191)	$(0.024)

Production Volume

For the three months ended November 30, 2015, average natural gas sales volumes were up slightly to 59 mcf/d compared to 52 mcf/d for the same period in 2014. Total production volume for the three months ended November 30, 2015 was 5,280 mcf compared to 4,670 mcf for the same three month period in 2014.

Commodity Prices

For the three months ended November 30, 2015, average natural gas prices received per mcf decreased by 47% to $2.24 compared to $4.19 for the three months ended November 30, 2014.

4

The decrease in average natural gas prices received was attributed to lower commodity prices for natural gas for the three months ended November 30, 2015.

Natural Gas Sales, Net of Royalties	For the Three Months Ended
	November 30,
	2015	2014
Natural gas sales	$11,792	$19,260
Royalties	(2,829)	(5,695)
Revenue, net of royalties	$8,963	$13,565

Natural gas sales for the three months ended November 30, 2015, was down $7,468 to $11,792 compared to $19,260 for the three months ended November 30, 2014.

The decrease in sales for the three month period ended November 30, 2015, was attributed to lower commodity prices received for natural gas and higher production volume.

Royalties for the three months ended November 30, 2015, were $2,829 versus $5,695 for the three month period in 2014.

As a result of the above, natural gas sales, net of royalties for the three months ended November 30, 2015, decreased to $8,963 compared to $13,565 for the same three month period in 2014.

Operating Costs

For three months ended November 30, 2015, operating costs remained relatively consistent at $3,527 compared to operating costs of $3,680 for the three months ended November 30, 2014.

General and Administrative Expenses	For the Three Months Ended
	November 30,
	2015	2014
Professional fees	$10,603	$20,710
Head office costs	25,500	25,500
Management fees	15,000	37,500
Transfer and registrar costs	1,817	1,787
Shareholders information	9,812	1,189
Office and general costs	843	1,563
Directors fees		300
Total	$63,575	$88,549

General and administrative expenses for the three months ended November 30, 2015, were $24,947 lower at $63,575 compared to $88,549 for the three months ended November 30, 2014. The decrease in expenses during 2015, was primarily attributed to a decrease in management fees of $22,500 to $15,000 compared to $37,500 in 2014 as well as a decrease in professional fees of $10,107 to $10,603 compared to $20,710 for the same three month period in 2014. These decreases were partially offset by higher shareholder information costs of $9,812 compared to $1,189 for the three months ended November 30, 2014.

Interest Expense

For the three months ended November 30, 2015, the Company incurred interest costs of $7,618 versus interest costs of $96,022 for the three months ended November 30, 2014.

The decrease in interest costs during the three months ended November 30, 2015, was primarily attributed to the extinguishment of a secured convertible note effective August 31, 2015, and the settlement of loans payable and shareholder loans payable.

Loss on Foreign Exchange

For the three months ended November 30, 2015, the Company recorded a loss on foreign exchange of $18,738 compared to a loss of $81,452 for the same three month period in 2014.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Loss on Settlement of Debt

For the three months ended November 30, 2015, the Company recorded a loss on settlement of debt in the amount of $12,991,076 compared to $Nil for the same three month period in 2014.

5

Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations.

Effective November 18, 2015, the Company issued 103,299,838 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations.

Impairment Loss on Marketable Securities

For the three months ended November 30, 2015, the Company recorded an impairment loss on marketable securities in the amount of $120,124 compared to $Nil for the same three month period in 2014.

As at November 30, 2015, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the three months ended November 30, 2015, the Company re-classified the comprehensive loss of $110,525 to the statement of operations and recorded a further impairment of $9,599.

Gain on De-Recognition of Financial Liabilities

For the three months ended November 30, 2015, the Company recorded a gain on de-recognition of financial liabilities in the amount of $893,990 compared to $Nil for the same three month period in 2014.

Effective April 3, 2014, Dyami Energy’s charter was dissolved by the Secretary of State, Texas. Accordingly, the Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and have been recorded as a gain on de-recognition of financial liabilities in the in the unaudited interim condensed consolidated statements of operations as at November 30, 2015.

Loss on Derivative Liabilities

For the three months ended November 30, 2015, the Company recorded a loss on derivative liabilities of $Nil compared to a loss of $263,551 for the three months ended November 30, 2014 as follows:

Derivative Warrant Liabilities

For the three months ended November 30, 2015, the Company recorded a loss on derivative warrant liabilities of $Nil compared to a loss of $66,156 for the three months ended November 30, 2014.

The Company had warrants issued with an exercise price in US dollars which is different to the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a derivative financial liability and the fair value movement during the period was recognized in the consolidated statement of operations.

Derivative Unit Liabilities

For the three months ended November 30, 2015, the Company recorded a loss on derivative unit liabilities of $Nil compared to $197,395 for the three months ended November 30, 2014.

At, November 30, 2014, the Company had a secured convertible note payable with a face value of $1,366,194 (the “Note”). The Note had a conversion option at any time to convert any unpaid principal and accrued interest into conversion units. A conversion unit was comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit (the “Conversion Unit”). Since both components of the Conversion Unit (the common share component and warrant component) contained a variable exercise/conversion price, the Conversion Unit met the definition of a financial liability that required fair value measurement each period. At August 31, 2015, the Note had been extinguished.

Accretion of Convertible Secured Note

For the three months ended November 30, 2015, the Company recorded accretion on the secured convertible note in the amount of $Nil compared to $43,947 in the three month period in 2014.

At, November 30, 2014, the Company had a secured convertible note payable with a face value of $1,366,194 (August 31, 2014: $1,322,347) (the “Note”). The Note was being accreted up to its face value over the life of Note based on an effective interest rate. At August 31, 2015, the Note had been extinguished.

6

Stock Based Compensation Expense

For the three months ended November 30, 2015, the Company recorded stock based compensation of $Nil compared to $84,520 for the same period in 2014.

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation-Non Employees

For the three months ended November 30, 2015, the Company recorded stock based compensation of $Nil compared to $28,173 for the same period in 2014.

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

Net Loss from Continuing Operations

Net loss continuing operations for the three months ended November 30, 2015, was $12,301,705, compared to a net loss of $676,329 for the three months ended November 30, 2014. The increase in net loss during 2015 was primarily related to an increase in loss on settlement of debt of $12,991,076 compared to $Nil in 2014 The increase in loss on settlement of debt during 2015, was attributed to the conversion of loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company at fair value and the issuance of 103,299,838 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. During the three months ended November 30, 2015, the Company recorded an impairment of marketable securities in the amount of $120,124 compared to $Nil in 2014. The increase in net loss during 2015, was partially offset by a gain on de-recognition of financial liabilities of $893,990 compared to $Nil in 2014.

Net Loss from Discontinued Operations net of tax

Net loss from discontinued operations net of tax for the three months ended November 30, 2015, was $3,902 compared to a loss from discontinued operations net of tax of $276 for the three months ended November 30, 2014.

The following table presents the consolidated statements of operations and comprehensive income (loss) of Zavala Inc. for the periods set out:

	Three Months Ended
	November 30,
	2015	2014
Expenses
Accretion	$-	$237
General and administrative	3,902	39
Loss from discontinued operations net of tax	(3,902)	(276)
Foreign currency translation	-	213,686
Comprehensive income (loss) from discontinued operations	$(3,902)	$213,410
Loss per share basic and diluted from discontinued operations	$(0.000)	$(0.000)

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations.

Net Loss

Net loss for the three months ended November 30, 2015, was $12,305,607, compared to a net loss of $676,605 for the three months ended November 30, 2014. The increase in net loss during 2015 was primarily related to an increase in loss on settlement of debt of $12,991,076 compared to $Nil in 2014. The increase in loss on settlement of debt during 2015, was attributed to the conversion of loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company at fair value and the issuance of 103,299,838 units in the capital of the Company at fair value pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. During the three months ended November 30, 2015, the Company recorded an impairment of marketable securities in the amount of $120,124 compared to $Nil in 2014. The increase in net loss during 2015 was partially offset by a gain on de-recognition of financial liabilities of $893,990 compared to $Nil in 2014.

Other Comprehensive Income

Impairment Loss on Marketable Securities-Continuing Operations

As at November 30, 2015, the Company reclassified an unrealized loss on marketable securities of $110,525 to an impairment loss on marketable securities on the consolidated statement of operations (November 30, 2014 $Nil).

7

Foreign Currency Translation-Discontinued Operations

For the three months ended November 30, 2015, the Company incurred a gain on foreign currency translation of $Nil versus a gain of $213,686 for the same three month period in 2014.

The gain was related to translation differences between Zavala Inc. US dollar functional currency converted into Canadian dollars at the period end exchange rates, and the results operations converted at average rates of exchange for the period.

Total Other Comprehensive Income

Total other comprehensive income for the three months ended November 30, 2015 was $110,525 compared to a comprehensive income of $213,686 for the three months ended November 30, 2014.

Net Loss and Comprehensive Loss

Total loss and comprehensive loss for the three months ended November 30, 2015 was $12,195,082 compared to a total loss and comprehensive loss of $462,919 for the three months ended November 30, 2014.

Loss per Share, Basic and Diluted

Basic and diluted loss per share from continuing operations for the three months ended November 30, 2015 was $0.191 compared to basic and diluted loss per share of $0.024 for the same three month period in 2014.

Basic and diluted loss per share from discontinued operations for the three months ended November 30, 2015 was $0.000 compared to basic and diluted loss per share of $0.000 for the same three month period in 2014.

Total Loss per Share, Basic and Diluted

Total loss per shares basic and diluted Basic loss per share from continuing operations for the three months ended November 30, 2015 was $0.191 compared to total basic and diluted loss per share of $0.024 for the same three month period in 2014.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results for the periods set out.

	2015	2015	2015	2015
For the quarter ending	November 30	August 31	May 31	February 29
Revenue, net of royalties	$8,963	$15,791	$11,905	$11,794
Net income (loss) for the period	$(12,301,705)	$3,527,501	$(1,058,670)	$274,941
Earnings (loss) per share, basic	$(0.191)	$0.126	$(0.038)	$0.010
Earnings (loss) per share, diluted	$(0.091)	$0.096	$(0.038)	$0.005

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. For the three months ended November 30, 2015, the Company recorded a loss on settlement of debt in the amount of $12,991,076. For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, and a gain on disposal of subsidiary of $615,881. For the three month period ended May 31, 2015, the Company recorded a loss on derivative financial liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502.

	2014	2014	2014	2014
For the quarter ending	November 30	August 31	May 31	February 29
Revenue, net of royalties	$13,565	$19,551	$22,116	$9,754
Net income (loss) for the period	$(676,329)	$(4,330,816)	$(1,272,001)	$(400,001)
Loss per share, basic and diluted	$(0.024)	$(0.327)	$(0.098)	$(0.032)

Fiscal 2014

Revenue, net of royalties for the four quarters fluctuated as a result of changes in production volume and commodity prices. During the quarter ended November 30, 2014, the Company recorded a loss on derivative liabilities of $263,551 and stock based compensation expense of $112,693. During the quarter ended August 31, 2014, the company recorded a loss on derivative liabilities of $2,676,655 and loss on settlement of debt in the amount of $1,335,935. During the quarter ended May 31, 2014, the Company recorded a net impairment loss on exploration and evaluation assets in the amount of $1,315,276. During the three months ended February 2014, the Company recorded a loss on foreign exchange of $146,645. Other changes in net loss during the quarters were primarily related to increases in general and administrative costs, gain or loss on foreign exchange and the fair value movement of derivative warrant liabilities during the respective periods.

8

CAPITAL EXPENDITURES

For the three months ended November 30, 2015, the Company recorded net additions to exploration and evaluation assets of $Nil (August 31, 2015: $109,874)

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit.

FINANCING ACTIVITIES

Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 5,000,000 common shares in the capital of the Company at a purchase price of $0.01 per share.

Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company.

Effective November 18, 2015, the Company issued 103,299,838 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements

LIQUIDITY AND CAPITAL RESOURCES

Cash as of November 30, 2015, was $13,583 (August 31, 2015: $32,192). During the three months ended November 30, 2015, the Company completed a private placement for gross proceeds of $50,000.

For the three months ended November 30, 2015, the primary use of funds was related to administrative expenses. The Company’s working capital deficiency at November 30, 2015 was $843,503 (August 31, 2015: $3,233,160). During the three months ended November 30, 2015, the Company converted debt in the aggregate amount of $1,262,453 through the issuance of common shares.

Our current assets of $51,734 as at November 30, 2015, ($93,115 as of August 31, 2015) include the following items: cash $13,583 ($32,192 as of August 31, 2015), trade and other receivables $38,150 ($51,323 as of August 31, 2015) and marketable securities of $1 ($9,600 as of August 31, 2015).

Our current liabilities of $895,237 as of November 30, 2015 ($3,326,275 as of August 31, 2015) include the following items: trade and other payables $675,345 ($1,630,809 as of August 31, 2015); shareholders’ loans $10,000 ($339,588 as of August 31, 2015); loans payable of $198,329 ($1,063,105 as of August 31, 2015); derivative liabilities of $Nil ($281,210 as of August 31, 2015); and provisions of $11,563 ($11,563 as of August 31, 2015).

At November 30, 2015, the Company had outstanding 59,028,479 common share purchase warrants exercisable at $0.10 per share. If any of these common share purchase warrants are exercised, it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

We anticipate further expenditures to expand our current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by us. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by us, or by other means. Our long-term profitability will depend upon our ability to successfully implement our business plan.

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PROVISIONS	Decommissioning Obligations
Balance, August 31, 2014	$47,543
Accretion expense	1,498
Change in estimates	(11,253)
Additions	98,357
Obligations settled	(205)
Deconsolidation of Zavala Inc.( Note 16 a)	(102,143)
Foreign exchange	(22,234)
Balance, August 31, 2015 and November 30, 2015	$11,563

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $11,563 as at November 30, 2015 (August 31, 2015: $11,563) based on an undiscounted total future liability of $11,563. These payments are expected to be incurred during 2016.

SECURED NOTE PAYABLE AND SHAREHOLDER LOANS

Secured Note Payable

As at August 31, 2014, the Company has a secured convertible promissory note payable to Benchmark Enterprises LLC. (“Benchmark”) with a face value of $1,322,347 (US$1,216,175) with an interest rate of 10% (the “Note”). The Note was being accreted up to its face value over the life of Note, based on an effective interest rate. For the year ended August 31, 2015, the Company recorded interest on the Note of $154,179. The Note was due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default. The Note was secured by all of the assets of the Company and Zavala Inc. Benchmark had the option at any time while the Note was outstanding to convert any unpaid principal and accrued interest into conversion units.

At August 31, 2015, the Company was unable to pay the Note in the amount of $1,608,149 US$1,216,175 plus interest of $154,179 (US$121,618), totaling $1,762,328 (US$1,337,793), which constituted an event of default pursuant to the terms of the Loan Agreements. Benchmark having made demand for payment of all amounts owed to it under the Note, gave notice to the Company that it intended to exercise its security on the Company’s assets.

In an effort to avoid further costs, the Company and Benchmark entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed to Benchmark all of its rights, title and interest in and to Zavala Inc., and issued to Benchmark 10,000,000 shares of common stock of the Company. As a result of the extinguishment of the Note, the Company’s investment in Zavala Inc. has been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations (see Note 16 to the Unaudited Interim Condensed Consolidated Financial Statements).

Shareholder Loans

As at November 30, 2015, the Company had shareholders’ loans payable of $10,000 (August 31, 2015: $339,588). For the period ended November 30, 2015, the Company recorded interest of $Nil on shareholders’ loans (August 31, 2015: $86,611). As at November 30, 2015, included in trade and other payables, is interest on shareholders’ loans of $54,147 (August 31, 2015: $86,848) (see Note 8 to the Unaudited Interim Condensed Consolidated Financial Statements).

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,120 units in the capital of the Company at a price of $0.08 per unit. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017 (the “Units”). The fair value of the Units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The terms of the August 30, 2014, conversion agreements contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.08 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

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Effective November 18, 2015, the Company issued a total of 103,299,838 Units in the capital of the Company pursuant to the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $7,882,072 was allocated to the common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion are as follows:

November 18, 2015
Market value on valuation date	$0.112
Contractual exercise rate	$0.10
Term (years)	1.79 Years
Expected market volatility	209.66%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at November 30, 2015, the Company had loans payable of $198,329 (August 31, 2015: $1,063,105). For the period ended November 30, 2015, the Company recorded interest on the loans payable of $4,945. As at November 30, 2015, included in trade and other payables, is interest of $20,673 (August 31, 2015: $15,619). The loans are payable on demand and bear interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 68,006,800 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares in the amount of $4,540,474 and $3,640,814 was recorded as loss on settlement of debt in the statement of operations.

DERIVATIVE LIABILITIES

At November 30, 2015, the Company recorded a net gain on derivative liabilities of $Nil (August 31, 2015: $2,653,591 comprised of a loss on derivative warrant liabilities of $214,109 and a gain derivative unit liabilities of $2,867,700).

Derivative Warrant Liabilities

The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants were treated as a financial liability and the fair value movement during the period was recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2014	743,838	1,325,307	3.74
Warrants expired	(613,350)	(1,258,206)	(4.66)
Change in fair value estimates	-	214,109
As at August 31, 2015	130,488	281,210	4.66
Warrants expired	(130,488)	(281,210)	(4.66)
As at November 30, 2015	-	-	-

On April 13, 2015, 187,500 and 30,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $535,542 was recorded as an increase to contributed surplus.

On July 20, 2015, 91,250 and 14,600 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $194,409 was recorded as an increase to contributed surplus.

On August 7, 2015, 250,000 and 40,000 warrants exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $528,255 was recorded as an increase to contributed surplus.

On September 25, 2015, 112,490 and 17,998 warrants expired exercisable at US$5.00 and US$2.50, respectively expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as an increase to contributed surplus.

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As at November 30, 2015, the Company had no derivative warrant liabilities outstanding. The following table sets out the number of derivative warrant liabilities outstanding as at August 31, 2015:

Number of Warrants	Exercise Price US ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
112,490	5.00	September 25, 2015	0.07	220,640
17,998	2.50	September 25, 2015	0.07	60,570
130,488			0.07	281,210

Derivative Unit Liabilities

As at November 30, 2015 and August 31, 2015, the Company had no derivative unit liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

November 30, 2015	$ Canada	$ United States	$ Total
Net revenue, continuing operations	8,963	-	$8,963
Net loss, continuing operations	(12,301,705)		(12,301,705)
Net loss, discontinued operations	-	(3,902)	(3,902)
Net loss	(12,301,705)	(3,902)	(12,305,607)

November 30, 2014	Canada	United States	Total
Net revenue, continuing operations	13,565	-	13,565
Net loss, continuing operations	(676,329)	-	(676,329)
Net loss, discontinued operations	-	(276)	(276)
Net loss	(676,329)	(276)	(676,605)

As at November 30, 2015	$ Canada	$ United States	$ Total
Total Assets	51,734	-	51,734
Total Liabilities	895,237	-	895,237

As at August 31, 2015	Canada	United States	Total
Total Assets	93,115	-	93,115
Total Liabilities	(3,326,275)	-	(3,326,275)

SEASONALITY AND TREND INFORMATION

The Company’s oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company’s oil and gas properties is the primary determinant for the volume of sales during the year.

The level of activity in the oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas properties are located in areas that are inaccessible except during the winter months because of swampy terrain and other areas are inaccessible during certain months of year due to deer hunting season. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Company.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers conduct active exploration programs. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

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World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore effected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. Material increases in the value of the Canadian dollar may negatively impact production revenues from Canadian producers. Such increases may also negatively impact the future value of such entities' reserves as determined by independent evaluators. In recent years, the Canadian dollar has increased materially in value against the United States dollar.

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	November 30, 2015	August 31, 2015
Short term employee benefits (1)	$15,000	$150,000
Directors stock based compensation (2)	-	84,520
	$15,000	$234,520

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2015	August 31, 2015
Short term employee benefits (1)	$140,000	$125,000
	$140,000	$125,000

(1)	During the year ended August 31, 2015, the Company accrued management fees for the President of the Company at a rate of $12,500 per month. On August 31, 2015, the President forgave $306,250 of management fees. For the period ended November 30, 2015, the Company accrued management fees for the President of the Company at a rate of $5,000 per month.
(2)	On November 12, 2014, the Company granted options to purchase 750,000 common shares to three directors of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019 (Note 12 d).

As at November 30, 2015 the amount of directors’ fees included in trade and other payables was $21,600 (August 31, 2015: $21,600).

As at November 30, 2015, the Company had a promissory note payable to the President of the Company of $10,000 (August 31, 2015: $10,000). For the period ended November 30, 2015, the Company recorded interest on a promissory note to the President of $249 (August 31, 2015: $838). As at November 30, 2015, included in trade and other payables is outstanding interest of $112,116 (August 31, 2015: $111,009). The note is due on demand and bears interest at 10% per annum. Interest is payable annually on the anniversary date of the note. Effective November 18, 2015, the Company issued to the President 11,400,000 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements (Note 9).

As at November 30, 2015, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of $Nil (August 31, 2015: $339,588 (US$249,250). For the period ended November 30, 2015, the Company recorded interest on the promissory note of $Nil (August 31, 2015: $32,958). As at November 30, 2015, included in trade and other payables, is interest of $Nil (August 31, 2015: $$33,049). Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance of 27,424,300 common shares in the capital of the Company. The fair value of the common shares $1,830,983 was allocated to common shares in the amount of $1,830,983 and $1,468,190 was recorded as loss on settlement of debt in the statement of operations. The President of the Company is a major shareholder, officer and a director of Core.

SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Interim Condensed Consolidated Financial Statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2015.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended November 30, 2015 to the critical accounting estimates and judgments.

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RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.The Company does not expect the amendment to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, IFRS 9 Financial Instruments (2010) and November 2013 IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

SHARE CAPITAL AND RESERVES

Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number	Amount $
Balance August 31, 2014	27,671,541	9,072,181
Common shares issuable upon the settlement of secured convertible note* (Note (b))	10,000,000	925,611
Balance August 31, 2015	37,671,541	9,997,792
Common shares to be issued as debt extinguishment* (Note (c))	95,431,100	6,371,457
Common shares to be issued as private placement*(Note (d))	5,000,000	50,000
Common Shares to be issued as anti-dilution provision* (Note (e))	103,299,838	4,542,981
Balance November 30, 2015	241,079,479	20,962,230

*Common shares issued subsequent to November 30, 2015

Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	November 30, 2015		August 31, 2015
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	7,378,560	$0.10	9,293,560	$0.18
Warrants expired (Note (a))			(1,915,000)	$0.50
Warrants to be issued (Note (e))*	51,649,919	$0.10
Balance, end of period	59,028,479	$0.10	7,378,560	$0.10

*Warrants issued subsequent to November 30, 2015

(a)          On January 24, 2015, 600,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $507,038 with a corresponding increase to contributed surplus. On February 17, 2015, 1,315,000 common share purchase warrants exercisable at $0.50 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $662,851 with a corresponding increase to contributed surplus.

(b)          Effective August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement to extinguish a secured convertible note payable in the amount of $1,608,149 plus interest of $154,179 for a total of $1,762,328. As partial consideration of the settlement the Company agreed to issue 10,000,000 shares of common stock of the Company with a fair value of $925,611.

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(c)          Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 95,431,100 common shares in the capital of the Company. The fair value of the common shares $6,371,457 was allocated to common shares in the amount of $6,371,457 and $5,109,004 was recorded as loss on settlement of debt in the statement of operations.

(d)          Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 5,000,000 common shares in the capital of the Company at a purchase price of $0.01 per share.

(e)          Effective November 18, 2015, the Company issued 103,299,838 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the Units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was recognized as a loss on extinguishment of debt in the statement of operations.

The following table summarizes the outstanding warrants as at November 30, 2015 and August 31, 2015, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
59,028,479	$0.10	August 30, 2017	1.75	4,140,170

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
7,378,560	$0.10	August 30, 2017	2.00	801,079

Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	November 30 2015	August 31, 2015
Weighted Average Shares Outstanding, basic	64,537,159	27,698,938
Weighted Average Shares Outstanding, diluted	64,537,159	37,555,135

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2014	105,000	$1.64
Granted	1,000,000	0.12
Expired	(5,000)	(1.64)
Balance, August 31, 2015 and November 30, 2015	1,100,000	$0.25

The following table is a summary of the Company's stock options outstanding and exercisable as at November 30, 2015, and August 31, 2015, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.25	100,000	$1.60
$0.12	1,000,000	$0.12	3.95	1,000,000	$0.12
	1,100,000	$0.25	3.71	1,100,000	$0.25

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Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price
$1.60	100,000	$1.60	1.50	100,000	$1.60
$0.12	1,000,000	$0.12	4.20	1,000,000	$0.12
	1,100,000	$0.25	3.95	1,100,000	$0.25

Stock Based Compensation

On November 12, 2014, the Company granted options to purchase 750,000 common shares to directors. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $84,520.

Stock Based Compensation – Non Employees

On November 12, 2014, the Company granted options to purchase 250,000 common shares to a consultant of the Company. These options are exercisable at $0.12 per share, vest immediately and expire on November 11, 2019. The Company recorded non-cash stock based compensation expense of $28,173.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following weighted average assumptions used.

November 12, 2014
Weighted average fair value per option	$0.11
Weighted average risk free interest rate	1.54%
Forfeiture rate	0%
Weighted average expected volatility	287.49%
Expected life (years)	5
Dividend yield	Nil

Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount $
Balance, August 31, 2014	1,389,898
Stock options expired	11,112
Warrants expired	1,169,889
Derivative warrants expired	1,258,206
Balance, August 31, 2015	3,829,105
Derivative warrants expired	281,210
Balance, November 30, 2015	4,110,315

SUBSEQUENT EVENTS

On August 13, 2015, the Company filed a petition against Stratex in the District Court of Harris County, Texas seeking breach of the settlement agreement dated March 31, 2015, for monies owed under the settlement agreement and unpaid production revenue of approximately US$44,000 in the aggregate plus damages. On December 4, 2015, the Company obtained a judgment against Stratex in the amount of $62,069.

The Company filed articles of amendment and effective February 1, 2016, changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares.

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